

REVIEW

Wall Street's Latest Tipple: Sorghum Whiskey

Jim Hyde, who helps run the New York Stock Exchange's options markets, has created a new whiskey from sweet sorghum.



June 4, 2016

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Had a tough day in the market? You may need a drink, and Jim Hyde, who helps run the New York Stock Exchange's options markets, has just the ticket—James F.C. Hyde Sorgho Whiskey.

Developed by Hyde, the whiskey is made from sweet sorghum at Jersey Artisan Distilling, which became the first distiller to operate in New Jersey since Prohibition when it opened in 2013. The 86-proof liquor was introduced in March at the Dead Rabbit, a bar near the NYSE.

"I was a premium seller [in the options market]," says Hyde. "Now I'm creating a premium whiskey in my spare time."

Hyde was investigating the ethanol market when he discovered sweet sorghum, an ancient grass largely ignored today because it is expensive to grow and to harvest. When the sweet sorghum stalks are cut down, the plant's sugar juice must be extracted immediately. Sugar cane, by comparison, can be processed days after harvesting.

After Hyde's sweet sorghum is grown and harvested in Tennessee, it is shipped to Fairfield, N.J., where master distiller Brant Braue turns it into whiskey. "It drinks like a much older whiskey," Braue says, with evident pride.

-- Steven M. Sears